LEAD INVESTOR



Jennifer Jordan

CabinetM co-founders Anita Brearton and Sheryl Schultz are relentless, focused, creative entrepreneurs. Their lean team bootstrapped its way to revenue and product market fit and is now poised to scale. CabinetM makes it easy for organizations to manage the lifecycle of complex stacks of enterprise SaaS applications - a multi billion dollar market opportunity. The company's initial product helps CMOs and marketing operations teams manage and optimize their rapidly expanding marketing automation tools.

Invested $1,000 this round